O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: EGONZALEZ@OLSHANLAW.COM
DIRECT DIAL: 212-451-2206

May 14, 2013

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	sTec, Inc.
Preliminary Proxy Statement on Schedule 14A
Revised May 8, 2013 by Balch Hill Partners, L.P. et al.
File No. 000-3 1623

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated May 10, 2013 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Balch Hill Partners, L.P. and the other participants named therein (“Balch Hill”) and provide the following supplemental response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

 Cover Pages of Schedule 14A

1.
The list of persons identified as filing the proxy statement includes those directors who are no longer nominees.  Advise us, with a view toward revised disclosure, whether those former nominees continue to remain as participants in the proxy solicitation.

Balch Hill’s former nominees will no longer remain participants in the proxy solicitation.  The proxy statement has been revised accordingly.

Background to the Solicitation, page 4

2.
Regarding the revision in the first bullet point on page 5 in response to the first bullet point of prior comment 1, it appears the language that Mr. Moshayedi has “lost the trust” of OEM customers and shareholders has been retained.  For example, we note the language contained within the fourth bullet point on page 4 and the last bullet point on page 5.  It is unclear how the added language explains the basis for or otherwise supports the belief expressed.  Please advise or revise.

The proxy statement has been revised to remove all references to the above-referenced statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 14, 2013

3.
We note the amended disclosure in the second bullet point on page 6 added in response to the second bullet point in prior comment 1.  Please clarify the intended meaning of “commensurate returns in revenue.”  Also explain why the payment of significant legal expenses constitutes the misallocation of funds.

The proxy statement has been revised in response to this comment.

Form of Proxy

4.	Advise us, with a view toward revised disclosure, how the form of proxy complies with Rule 14a-4(d)(4)(iii).

The proxy card has been revised to comply with Rule 14a-4(d)(4(iii).

* * * *

The Staff is invited to contact the undersigned at (212) 451-2206 or Steve Wolosky at (212) 451-2333 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman